October 2, 2019

Michael B. Lucareli
Chief Financial Officer
MODINE MANUFACTURING CO
1500 DeKoven Avenue
Racine, Wisconsin 53403

       Re: MODINE MANUFACTURING CO
           Form 10-K for the Year Ended March 31, 2019
           Filed May 23. 2019
           File No. 001-01373

Dear Mr. Lucareli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Diana Henes